Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No. 001-34036)

Marel hf.

Q1 2024 Earnings Presentations May 2024

Forward-Looking and Non-GAAP Statements This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”), our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions; including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Additional Information Important Notices This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States, Iceland, the Netherlands, or Denmark. Note to U.S. Shareholders It is important that U.S. shareholders understand that the offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the proposed offer, JBT is expected to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. Additionally, JBT has filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA)” for approval a draft prospectus in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the proposed offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”). JBT has also filed a draft offer document with the FSA. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE FORM S-4, INCLUDING THE PROXY STATEMENT/ PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following approval by the FSA, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at www.jbtc.com as well as a free copy of the offer document, which will also be sent in hard copy to all registered shareholders of Marel. Participants in the Solicitation JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

First Quarter 2024 Results

Key Takeaways

- Achieved sixth consecutive quarter of year-over-year (YoY) improvement in adjusted EBITDA margin
- The first quarter, which is typically the seasonally slowest quarter, delivered results that were in line with JBT's expectations
- Adjusted EBITDA margin increased 60 basis points versus prior year primarily driven by cost savings from JBT's supply chain initiatives and restructuring program; this was partially offset by higher incentive compensation and labor inflation
- Beyond the operational improvements, YoY EPS was positively impacted by ~$9M, or ~$0.22 per share (after tax), of net interest expense improvement

($ Millions Except EPS)

	Q1 2024	YoY	vs. Q4 2023
Results from Continuing Operations			
Orders	$389	(4%)	(7%)
Backlog	$664	(2%)	(2%)
Revenue	$392	1%	(12%)
Income from Continuing Ops.	$23	33%	(57%)
Adjusted EBITDA [(1)]	$57	6%	(29%)
Adjusted EBITDA Margin	*14.6%*	*60 bps*	*(360 bps)*
GAAP EPS	$0.71	34%	(57%)
Adjusted EPS [(1)]	$0.85	39%	(39%)

Note: Figures may have immaterial differences due to rounding.
(1) Non-GAAP figure. Please see appendix for reconciliation.

4

Demonstrating Resiliency with Orders Across Diverse End Markets and a High Level of Recurring Revenue ($ Millions) Orders Backlog $691 $670 $662 $664 $678 $697 $689 $678 $664 Q1’22 Q2’22 Q3’22 Q4’22 Q1’23 Q2’23 Q3’23 Q4’23 Q1’24 Non-recurring Recurring North America EMEA Asia Pacific Latin America

Strong Balance Sheet to Support JBT Initiatives Net Debt Leverage Ratio $1,000 $500 Millions $ $0 Q1 Q2 Q3 Q4 Q1 2023 2023 2023 2023 2024 Net Debt / TTM Adj. EBITDA from Continuing Operations (2) 0.6x Financial Liquidity (3) ~$1.2B YTD Free Cash Flow (2) $1M Outstanding total debt of ~$650M (as of March 31, 2024) is at low-cost, fixed rates The first quarter is generally the seasonally lowest free cash flow quarter and reflects preparation for expected revenue growth throughout the remainder of 2024; that said, there are opportunities to continue to improve working capital management Continuing to expect a free cash flow conversion rate of greater than 100% for the full year 2024

Reiterating 2024 Outlook for Adj. EBITDA and Adj. EPS $ millions except EPS Revenue $1,735 – $1,765 Income from Continuing Operations $142 – $154 Adjusted EBITDA (1) $295 – $310 Adjusted EBITDA Margin 17.0 – 17.5% GAAP EPS $4.40 – $4.80 Adjusted EPS (1) $5.05 – $5.45 Free Cash Flow Conversion >100%

Target Timeline for Marel Transaction Next Steps May June July August September October November December – Q1 2025 2024 2025 S-4 May Late-July: Target preliminary Target SEC S-4 filing approval JBT Stockholder Vote Late-August: Target JBT special stockholder meeting / stockholder vote Voluntary Takeover Offer End of May: Year-end 2024: Target offer launch, pending FSA Acceptance period Target offer approval of offer document & prospectus closing Nasdaq Listing Mid-June: Year-end 2024: Target commencement of Review of Nasdaq Iceland application Target secondary formal application listing approval Regulatory Ongoing: Year-end 2024: Preparation and submission of Regulatory review Target regulatory required filings approval Targeting to close transaction by year-end 2024, subject to approval by JBT stockholders, regulatory clearances, acceptance of the tender offer by at least 90% of Marel shareholders, and satisfaction or waiver of other closing conditions 8

Expect to Deliver Compelling Synergies for Combination with Marel Identified & Expected Annual Run-Rate Cost Synergies >$125M OPEX 45% within 3 years COGS post close 55% OPEX Scale combined company’s R&D and selling efforts across larger organization Address overlap, including IT systems, public company costs, third party contracts, and certain back-office resources COGS Consolidate and optimize purchasing, standardize components through value add/value engineering processes, and expand exposure to best cost country sourcing Leverage manufacturing capacity across broader footprint Additional Potential Revenue Synergies Cross-selling capabilities through diversified and scaled product offering Go-to market effectiveness Enhanced customer service Leveraging combined R&D for innovation Enhanced digital offering, automation capabilities, and sustainable products 9

Appendix Non-GAAP Reconciliations

Non-GAAP Financial Measures The non-GAAP financial measures presented in this report may differ from similarly-titled measures used by other companies. The non-GAAP financial measures are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA: We define EBITDA as earnings before income taxes, interest expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA before restructuring, pension expense other than service cost, and M&A related costs. Adjusted income from continuing operations and Adjusted diluted earnings per share from continuing operations: We adjust earnings for restructuring expense, M&A related costs, which include integration costs and the amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy (“M&A related costs”), and impact on tax provision from remeasurement of deferred taxes for material tax rate changes. Free cash flow: We define free cash flow as cash provided by continuing operating activities, less capital expenditures, plus proceeds from sale of fixed assets and pension contributions. For free cash flow purposes, we consider contributions to pension plans to be more comparable to the payment of debt, and therefore exclude these contributions from the calculation of free cash flow. 11

Reconciliation of Income from Continuing Operations to Adjusted EBITDA Three Months Ended March 31, (In millions) 2024 2023 Income from continuing operations $ 22.7 $ 17.1 Income tax provision 8.1 4.6 Interest (income) expense, net (2.8) 6.5 Depreciation and amortization 22.1 22.7 EBITDA from continuing operations 50.1 50.9 (1) Restructuring related costs 1.1 0.8 Pension expense, other than service cost 1.0 0.2 (2) M&A related costs 5.2 2.5 Adjusted EBITDA from continuing operations $ 57.4 $ 54.4 Total revenue $ 392.3 $ 388.5 Adjusted EBITDA % 14.6% 14.0% (1) Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs. (2) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy. 12

Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share Three Months Ended March 3 1, (In millions, except per share data) 2024 2023 Income from continuing operations $ 22.7 $ 17.1 Non-GAAP adjustments Restructuring related costs 1.1 0.8 M&A related costs 5.2 2.5 Impact on tax provision from Non-GAAP adjustments (1.6) (0.9) Adjusted income from continuing operations $ 27.4 $ 19.5 Income from continuing operations $ 22.7 $ 17.1 Total shares and dilutive securities 32.2 32.1 Diluted earnings per share from continuing operations $ 0.71 $ 0.53 Adjusted income from continuing operations $ 27.4 $ 19.5 Total shares and dilutive securities 32.2 32.1 Adjusted diluted earnings per share from continuing operations $ 0.85 $ 0.61 13

Reconciliation of Cash Provided by Operating Activities to Free Cash Flow Q1 2024 (In millions) YTD TTM Cash provided by operating activities $ 10.4 $ 73.2 Less: Capital expenditures 10.5 49.3 Plus: Proceeds from disposal of assets 0.5 2.5 Plus: Pension contributions 0.3 12.1 Plus: income taxes on gain from sale of AeroTech - 133.2 Free cash flow $ 0.7 $ 171.7 Income from continuing operations $ 22.7 $ 134.9

Leverage Ratio Calculations (In millions) Q1 2024 Total debt $ 647.0 Cash and marketable securities (479.0) Net debt 168.0 Other items considered debt under the credit agreement 15.9 (1) Consolidated total indebtedness $ 183.9 Trailing twelve months Adjusted EBITDA from continuing operations $ 276.1 Other adjustments net to earnings under the credit agreement 2.4 (1) Consolidated EBITDA $ 278.5 Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA) 0.7x Total net debt to trailing twelve months Adjusted EBITDA from continuing operations 0.6x (1) As defined in the credit agreement. 15

Recurring vs. Non-recurring Revenue As of March 31, 2024 Type of Good or Service (1) Recurring $202.8 (1) Non-recurring 189.5 Total $392.3 % of recurring 52% (1) Aftermarket parts and services and revenue from lease and long-term service contracts are considered recurring revenue. Non-recurring revenue includes new equipment and installation. 16

Reconciliation of Diluted Earnings Per Share from Continuing Operations to Adjusted Diluted Earnings Per Share Guidance Guidance (In cents) Full Year 2024 Diluted earnings per share from continuing operations $4.40 - $4.80 Non-GAAP adjustments: (1) 0.03 Restructuring related costs (2) 1.00 M&A related costs (3) 0.12 Bridge financing fees and related costs (4) (0.25) Impact on tax provision from Non-GAAP adjustments (5) (0.25) Impact on tax provision from tax planning actions Adjusted diluted earnings per share from continuing operations $5.05 - $5.45 (1) Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (2) M&A related costs is estimated to be $30 - 35 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (3) Bridge financing fees and related costs is estimated to be approximately $4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (4) Impact on tax provision was calculated using the Company’s effective tax rate of approximately 22 to 23%. (5) Impact on tax provision from tax planning actions is estimated to be $8 - 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. 17

Reconciliation of Income from Continuing Operations to Adjusted EBITDA Guidance Guidance (In millions) F ull Year 2024 Income from continuing operations $142.0—$154.0 Income tax provision 31.5—34.5 Interest income, net ~(2.0) Depreciation and amortization ~90.0 EBITDA from continuing operations 261.5—276.5 Restructuring related costs ~1.0 Pension expense, other than service cost — M&A related costs ~32.5 Adjusted EBITDA from continuing operations $295.0—$310.0 18